June 9, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Staff Accountant, Office of Real Estate and Construction

Re:	Bright Lights Acquisition Corp.
Form 8-K filed May 28, 2021
File No. 001-39846

Dear Mr. Demarest:

On behalf of Bright Lights Acquisition Corp. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 28, 2021 (the “Comment Letter”), relating to the Form 8-K filed by the Company on May 28, 2021. The heading and numbered paragraph of this letter correspond to the heading and numbered paragraph contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below in the first paragraph of our response.

Form 8-K filed May 28, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report, page 2

1. Your disclosure indicates that an audit report of your Independent Accountants should no longer be relied upon.  However, it appears that your financial statements should also no longer be relied upon.  Please amend your Form 8-K to include an identification of the financial statements and years or periods covered that should no longer be relied upon, in accordance with Item 4.02(a)(1).

June 9, 2021

The Company acknowledges the Staff’s comment and confirms that we will file a Form 8-K/A amending the Form 8-K filed on May 28, 2021 to state that our financial statement as of January 11, 2021 should no longer be relied on.

* * *

If you have any questions with respect to the foregoing, please contact Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies

cc: Hahn Lee, Chief Financial Officer